 Exhibit 99.1
FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2022 AND 2021
(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)	Notes	As at September 30, 2022	As at March 31, 2022
		$	$
ASSETS
CURRENT
Cash and cash equivalents		13,223,602	1,998,665
Restricted cash	4	717,150	776,551
Accounts receivable	5	1,084,669	1,053,077
Other assets	6	924,810	614,023
TOTAL CURRENT ASSETS		15,950,231	4,442,316
NON-CURRENT
Property, plant and equipment	7	3,074,749	4,462,175
Intangible assets	8	424,523	483,354
Right-of-use assets	9	23,103,671	27,285,334
Other non-current assets	6	740,696	675,022
TOTAL NON-CURRENT ASSETS		27,343,639	32,905,885
TOTAL ASSETS		43,293,870	37,348,201
LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	10	2,396,681	4,048,880
Due to related party	24	315,214	—
Deferred revenue		512,804	278,717
Current portion of lease obligations	9	2,847,397	2,306,823
TOTAL CURRENT LIABILITIES		6,072,096	6,634,420
NON-CURRENT
Loan payable		32,807	31,163
Lease obligations	9	27,557,790	26,714,233
TOTAL NON-CURRENT LIABILITIES		27,590,597	26,745,396
TOTAL LIABILITIES		33,662,693	33,379,816
EQUITY
Share capital		44,353,800	—
Share-based payment reserve		7,463,903	—
Net investment		—	3,284,738
Accumulated other comprehensive income (loss)		(917,647)	683,647
Retained deficit		(41,268,879)	—
TOTAL EQUITY		9,631,177	3,968,385
TOTAL LIABILITIES AND EQUITY		43,293,870	37,348,201
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors:
/s/ Ronan Levy Director	/s/ Keith Merker Director

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)	Notes	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
		$	$	$	$
REVENUE
Patient services revenue		1,840,704	907,816	3,665,108	1,775,216
Total revenue		1,840,704	907,816	3,665,108	1,775,216
OPERATING EXPENSES
General and administration	14	5,292,421	6,852,211	11,628,897	12,456,133
Occupancy costs	15	391,122	536,495	621,550	913,110
Sales and marketing	16	534,388	1,315,434	1,204,286	2,379,561
Research and development	17	136,055	178,608	180,360	245,546
Depreciation and amortization	18	878,792	848,712	2,083,462	1,464,195
Patient services	19	2,999,432	2,066,513	5,513,381	3,912,138
Impairment of right-of-use assets and property, plant and equipment		4,889,877	—	5,887,401	—
Total operating expenses		15,122,087	11,797,973	27,119,337	21,370,683
OTHER INCOME (EXPENSES)
Interest income		8,847	6,446	17,468	14,071
Interest expense		(407,059)	(256,522)	(813,462)	(403,109)
Other income (expense)	20	(728,432)	404,128	1,605,518	115,166
Net loss before income taxes		(14,408,027)	(10,736,105)	(22,644,705)	(19,869,339)
Income taxes		—	—	—	—
Net loss after income taxes		(14,408,027)	(10,736,105)	(22,644,705)	(19,869,339)
Exchange loss from translation of foreign subsidiaries		(683,739)	(452,399)	(1,601,294)	(348,332)
COMPREHENSIVE LOSS		(15,091,766)	(11,188,504)	(24,245,999)	(20,217,671)
NET LOSS PER SHARE
Basic and diluted	13	(0.20)	(0.22)	(0.37)	(0.40)
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)	Notes	Share Capital		Share-based payment reserve	Net Investment	Accumulated Other Comprehensive Income (Loss)	Deficit	Shareholders’ Equity
		# Shares	$	$	$	$	$	$
Balance, April 1, 2022		—	—	—	3,284,738	683,647	—	3,968,385
Net loss		—	—	—	(12,056,807)	—	(10,587,898)	(22,644,705)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(1,601,294)	—	(1,601,294)
Comprehensive loss		—	—	—	(12,056,807)	(1,601,294)	(10,587,898)	(24,245,999)
Contribution from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.)		—	—	—	8,232,666	—	—	8,232,666
Share-based payments		—	—	—	606,569	—	—	606,569
Capital reorganization	11	50,055,011	25,027,506	—	(67,166)	—	(24,960,340)	—
Transfer of reserves in connection with the Arrangement	11	—	—	5,720,641	—	—	(5,720,641)	—
Additional share issuance in connection with the Arrangement	11	39,759,220	19,879,610	—	—	—	—	19,879,610
Share issuance cost	11	—	(577,485)	—	—	—	—	(577,485)
Share-based payments		—	—	1,743,262	—	—	—	1,743,262
Share issuance	11	43,613	21,807	—	—	—	—	21,807
Stock options exercised	12	26,241	2,362	—	—	—	—	2,362
Balance, September 30, 2022		89,884,085	44,353,800	7,463,903	—	(917,647)	(41,268,879)	9,631,177
(Expressed in Canadian Dollars)	Notes	Share Capital		Share-based payments reserve	Net Investment	Accumulated Other Comprehensive Income (Loss)	Deficit	Shareholders’ Equity
		# Shares	$	$	$	$	$	$
Balance, April 1, 2021		—	—	—	3,644,245	327,302	—	3,971,547
Net loss		—	—	—	(19,869,339)		—	(19,869,339)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(348,332)	—	(348,332)
Comprehensive loss		—	—	—	(19,869,339)	(348,332)	—	(20,217,671)
Contribution from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) and Field Trip Psychedelics Inc.		—	—	—	18,436,887	—	—	18,436,887
Share-based payments	12	—	—	—	2,948,480	—	—	2,948,480
Balance, September 30, 2021		—	—	—	5,160,273	(21,030)	—	5,139,243
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

FIELD TRIP HEALTH & WELLNESS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)	Notes	For the Six Months Ended September 30, 2022	For the Six Months Ended September 30, 2021
		$	$
OPERATING ACTIVITIES
Net loss		(22,644,705)	(19,869,339)
Items not involving cash:
Depreciation and amortization	18	2,083,462	1,464,195
Share-based payments	12	2,370,709	2,948,480
Unrealized foreign exchange (gain) loss		—	(200,580)
Government assistance		—	(12,103)
Impairment of right-of-use assets and property, plant and equipment		5,887,401	—
Interest income		(17,468)	(14,071)
Interest expense		813,462	403,109
Expenses paid by Field Trip Health Ltd. on behalf of Field Trip Health & Wellness Ltd.		1,999,559	7,643,672
Net change in non-cash working capital	21	(1,744,245)	1,202,300
		(11,251,825)	(6,434,337)
Interest received		(4,015)	(183,675)
Payment of lease interest		(811,795)	—
CASH RELATED TO OPERATING ACTIVITIES		(12,067,635)	(6,618,012)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(231,841)	(1,157,565)
Development of intangible assets		(14,265)	(171,004)
Refundable security deposit paid for right-of-use assets		—	(328,658)
CASH RELATED TO INVESTING ACTIVITIES		(246,106)	(1,657,227)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		19,879,610	—
Proceeds from exercise of stock options		2,362	—
Share issuance costs		(577,485)	—
Repayment of principal of lease obligations	9	(989,599)	(787,427)
Investment from Field Trip Health Inc.		6,227,452	10,793,215
Advance from Reunion		3,386,295	—
Advance repaid to Reunion	24	(3,060,740)	—
Loan received		—	20,000
CASH RELATED TO FINANCING ACTIVITIES		24,867,895	10,025,788
Net change in cash during the period		12,554,154	1,750,549
Effect of exchange rate on changes in cash		(1,388,618)	(247,593)
Cash, beginning of the period		2,775,216	1,892,175
CASH, END OF THE PERIOD		13,940,752	3,395,131
Represented by:
Cash and cash equivalents		13,223,602	2,776,004
Restricted cash		717,150	619,127
CASH, END OF THE PERIOD		13,940,752	3,395,131
Composed of:
Cash and cash equivalents		13,940,752	3,395,131
CASH, END OF THE PERIOD		13,940,752	3,395,131
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
1.
NATURE OF OPERATIONS

Field Trip Health & Wellness Ltd. (“Field Trip H&W” or the “Company”) is building an ecosystem to support the delivery of and access to psychedelic therapies. Field Trip H&W currently takes an integrated approach, combining optimized therapeutic protocols and digital tools in combination to achieve Field Trip H&W’s ultimate goal of successfully commercializing novel psychedelic therapeutics and therapies.
Field Trip H&W’s Health division operates clinics offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and psilocybin-assisted therapies in the Netherlands.
Field Trip H&W’s Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
In support of the clinics, Field Trip H&W Digital division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi. Pursuant to a research agreement with UWI, the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
The Company was incorporated pursuant to the Canada Business Corporations Act (the “CBCA”) on April 28, 2022. Prior to the Arrangement (as defined below), the Company did not have an active business. The Company was created as part of a reorganization of Reunion Neuroscience Inc. (“Reunion”), formerly known as Field Trip Health Ltd. (“FTHL”), which resulted in the Company’s acquisition of the Clinics (as defined below) from Reunion. The reorganization was completed on August 11, 2022 pursuant to a plan of arrangement under Section 192 of the CBCA (the “Arrangement”) and the terms of the amended and restated arrangement agreement dated May 18, 2022 between Reunion and the Company.
The Company’s head and registered office and its principal place of business are located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3.
The Company’s issued and outstanding Common Shares are listed and posted for trading on the TSXV under the trading symbol “FTHW”.
The Arrangement
Pursuant to the terms of the Arrangement, each FTHL share was exchanged for one common share of Reunion and 0.85983356 Field Trip H&W common shares. As part of the Arrangement: (i) all outstanding common share purchase warrants of Reunion were deemed to be simultaneously amended to entitle each holder of thereof to receive, upon due exercise, one (1) Reunion share and 0.85983356 of a common share; and (ii) each outstanding option to purchase common shares of Reunion was exchanged for one (1) replacement option to purchase a Reunion share and 0.85983356 of an option to purchase common shares. The exercise price of the options so exchanged were apportioned between the replacement options to purchase a Reunion share and the Company options to purchase common shares, after giving effect to a 5:1 consolidation of Reunion shares.
Concurrent Financing
Concurrent with the Arrangement, the Company completed a non-brokered private placement of Common Shares (the “Share Offering”) and a brokered private placement offering of subscription receipts (the “Subscription Receipt Offering”), collectively, the “Concurrent Financing”. All Field Trip H&W securities issued in the Concurrent Financing were issued at a price per security of $0.50 (the “Offering Price”).
Under the Share Offering, the Company issued a total of 35,559,220 Common Shares at the Offering Price, for aggregate gross proceeds of $17,779,610. The subscribers in the Share Offering consisted of Reunion, who subscribed for 19,615,000 Common Shares, representing approximately 21.8% of the Common Shares issued and outstanding immediately following completion of the Arrangement, and Oasis Investments II Master Fund  Ltd. (“Oasis”), who subscribed for 15,944,220 Common Shares, representing, together with its other holdings in the Company as a result of the Arrangement, approximately 19.9% of the Common Shares issued. Total issuance costs of $577,485 were incurred as a result of the above arrangements.
Under the Subscription Receipt Offering, the Company issued a total of 4,200,000 subscription receipts (the “Pre-Arrangement Subscription Receipts”) at the Offering Price, for aggregate gross proceeds of $2,100,000.
Immediately prior to closing the Arrangement, each Pre-Arrangement Subscription Receipt was automatically exchanged for one Common Share pursuant to the terms and conditions of the Pre-Arrangement Subscription Receipts and the subscription receipt agreement governing the Pre-Arrangement Subscription Receipts, including that all conditions precedent to the Arrangement were satisfied or waived.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
2.
BASIS OF PREPARATION

Basis of Presentation
Post-Arrangement
These unaudited condensed interim consolidated financial statements (“Interim Financial Statements”) refer to the condensed interim consolidated financial statements of the Company, reflecting the Arrangement, and include the accounts of the Company and its subsidiaries with intercompany transactions and balances eliminated. The following diagram describes the post-Arrangement subsidiaries of the Company, their place of incorporation, continuance, formation or organization. All subsidiaries are wholly-owned.
Pre-Arrangement
Prior to the Arrangement, the Company was not operating as a stand-alone entity and as a result, the financial information for periods prior to August 11, 2022 are presented on a combined carve-out basis that includes the wholly owned United States, Canadian, Jamaican and Netherlands subsidiaries of FTHL (referred to as the “Group”, prior to the distribution of its clinic operations to its shareholder), adjusted to remove balances and transactions related to research and development that did not form part of Field Trip H&W.
The legal entities included in the Group are as follows:
Clinic Entities	Partially Included Entities	Excluded Entities
Field Trip Health Holdings Inc.	Field Trip Psychedelics Inc.	Field Trip Discovery Inc.
Field Trip Health Canada Inc.		Field Trip Discovery USA Inc.
Field Trip Health USA Inc.		Field Trip Discovery Australia Pty Ltd.
Field Trip Health B.V.
Field Trip Digital Canada Inc.
Field Trip Digital USA Inc.
Field Trip Digital LLC
Field Trip Natural Products Limited
Field Trip Training USA Inc.
Field Trip At Home Inc.
As the periods prior to August 11, 2022 represent a portion of the business of FTHL which was not organized in a single legal entity, the net assets of the Company have been reflected as the Group’s net investment.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
2.
BASIS OF PREPARATION (Continued)

All intercompany balances and transactions within the Company have been eliminated. These Interim Financial Statements include the assets, liabilities, revenues, and costs that are directly associated with the business activities of the Company. The financial information prior to August 11, 2022, also includes an allocation of balances and transactions relating to both corporate office activities performed on behalf of the Company by FTHL. Net loss related to pre-arrangement and post-arrangement periods through September 30, 2022 can be found in the unaudited interim consolidated statements of changes in equity of the Company.
Management believes the assumptions and the allocations in the Interim Financial Statements for the periods prior to August 11, 2022 are reasonable. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the Interim Financial Statements had the Company operated independently of the Group. Accordingly, these Interim Financial Statements may not be indicative of what the consolidated results of operations, consolidated financial position, or consolidated cash flows would have been had the Company been a stand-alone entity.
The term “Company” is used through the Interim Financial Statements and applies to either the entity pre-Offering or post Offering.
These Interim Financial Statements have been prepared on a going concern basis, under the historical cost convention, as detailed in the Company’s accounting policies in the most recent audited annual combined carve-out financial statements for the year ended March 31, 2022.
Statement of Compliance
The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee. Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.
These Interim Financial Statements should be read in conjunction with the most recent audited annual combined carve-out financial statements of the Company, including the notes thereto, as at and for the fiscal years ended March 31, 2022 and 2021.
These Interim Financial Statements were approved for issue by the Board of Directors on November 29, 2022.
3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual combined carve-out financial statements, have been applied consistently to all periods presented in these Interim Financial Statements. The accounting policies have been applied consistently by all subsidiaries and professional medical corporations.
Share-based Payments
Following the Arrangement, each original Field Trip Health Ltd. Option was exchanged for one (1) Reunion Replacement Option and 0.85983356 of a Field Trip H&W Option, with each Reunion Replacement Option and each whole Field Trip H&W Option (i) entitling the holder thereof to acquire one (1) Reunion Share and one (1) Field Trip H&W Common Share, respectively, and (ii) having an exercise price (rounded up to the nearest cent) determined in accordance with the Arrangement.
Stock Option Cancellations
As part of the Arrangement, option holders who are not engaged in Field Trip H&W are no longer eligible participants under the Field Trip H&W equity compensation plan. As such, these participants’ unvested Field Trip H&W options were cancelled immediately upon closing of the Arrangement. The vested Field Trip H&W options shall remain available for exercise for a period of 12 months following the earlier of: (i) the date of the Arrangement, or (ii) the term of the original Field Trip Health Ltd. option. Participants who are not engaged in Reunion will have their options treated likewise.
The cancellation of options was accounted for as an acceleration of vesting, and the amount that otherwise would have been recognized for services received for employment over the remainder of the vesting period was recognized immediately as an expense during the quarter.
As a result, the Company recognized the accelerated vesting of Field Trip H&W options for its participants and for those who are not involved in either Reunion or Field Trip H&W.
Use of Estimates and Judgments
The preparation of Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these Interim Financial Statements

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Note 3 to the Company’s combined carve-out financial statements for the fiscal years ended March 31, 2022 and 2021. There have been no significant changes in estimates and judgments in the three months ended September 30, 2022, except for the below mentioned item.
Impairment
Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. As it pertains to the Company’s ROU assets, the value in use calculation is based on a discounted cash flow (DCF) model that is derived from the estimated sublease cash flows forecast for the duration of the lease arrangement. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future sublease cash-inflows. The key assumptions used to determine the value in use amount for the ROU assets are disclosed and further explained in Note  9.
4.
RESTRICTED CASH

As at September 30, 2022, the Company had $717,150 of restricted cash held at the clinic entities which, under the terms of the Management Services Agreement, must be used to pay clinic entity personnel and expenses before satisfying prior and current management fees (March 31, 2022 — $776,551).
5.
ACCOUNTS RECEIVABLE

	As at September 30, 2022	As at March 31, 2022
	$	$
Trade receivables	512,297	250,139
Sales tax receivable	421,027	552,508
Other receivables	151,345	250,430
	1,084,669	1,053,077

6.
OTHER ASSETS

	As at September 30, 2022	As at March 31, 2022
	$	$
Prepaid expenses	939,548	610,191
Lease security deposits	725,958	678,854
	1,665,506	1,289,045
Less amounts due within one year	(924,810)	(614,023)
Non-current balance	740,696	675,022

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
7.
PROPERTY, PLANT AND EQUIPMENT

Cost	Leasehold Improvements	Furniture & Fixtures	Computer Equipment	Medical & Laboratory Equipment	Construction in Progress	Total
	$	$	$	$	$	$
Balance, April 1, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Additions	—	—	37,567	—	10,114	47,681
Impairment charge	—	—	—	—	(997,524)	(997,524)
Foreign currency translation adjustment	144,822	40,521	53,467	38,109	24,770	301,689
Balance, September 30, 2022	2,797,112	667,721	1,054,835	454,942	—	4,974,610
Accumulated depreciation
Balance, April 1, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Depreciation expense	(394,181)	(49,996)	(132,541)	(33,428)	—	(610,146)
Impairment charge	(10,157)	(10,772)	(11,767)	—	—	(32,696)
Foreign currency translation adjustment	(55,591)	(11,022)	(19,014)	(10,803)	—	(96,430)
Balance, September 30, 2022	(1,084,945)	(206,649)	(471,315)	(136,952)	—	(1,899,861)
Net book value as at
September 30, 2022	1,712,167	461,072	583,520	317,990	—	3,074,749
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
On April 28, 2022, the Company announced its decision to defer the opening of new clinics to a future date. As construction will not continue, the benefits will not be realized and an amount of $997,524 was written off from construction in progress during the quarter ended June 30, 2022 (March 31, 2022 — Nil). Furthermore, the Company subsequently decided to sublease 4 locations as it no longer plans to open clinics on those locations. As the clinics will not be opened, the leasehold improvements, furniture & fixtures and computer equipment related to these locations of $32,696 was written off during the quarter ended September 30, 2022 (March 31, 2022 — Nil).
The impairment assessment was based on assumption that future tenants may require modifications to the site that are different from our constructions and other assets in the sites. Therefore, it would be unlikely for the Company to derive any future benefits from these assets. Hence the full value of the Construction in progress, leasehold improvements, furniture & fixtures and computer equipment associated with the affected locations was written off.
8.
INTANGIBLE ASSETS

Cost	Field Trip Health Website	Field Trip Health Portal	Trip App	Total
	$	$	$	$
Balance, April 1, 2022	182,905	251,263	278,282	712,450
Additions	—	—	14,265	14,265
Balance, September 30, 2022	182,905	251,263	292,547	726,715
Accumulated amortization
Balance, April 1, 2022	(88,599)	(70,599)	(69,898)	(229,096)
Amortization expense	(17,789)	(25,852)	(29,455)	(73,096)
Balance, September 30, 2022	(106,388)	(96,451)	(99,353)	(302,192)
Net book value as at
September 30, 2022	76,517	154,812	193,194	424,523
March 31, 2022	94,306	180,664	208,384	483,354

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
9.
LEASES

The Company leases real property for its Toronto office, clinical locations in North America and The Netherlands and its research facility in Jamaica. Right-of-use (ROU) assets consist of the following:
Cost	Total
$
Balance, April 1, 2022	30,960,968
Foreign currency translation adjustment	2,503,838
Balance, September 30, 2022	33,464,806
Accumulated depreciation
Balance, April 1, 2022	(3,675,634)
Depreciation expense	(1,400,220)
Impairment	(4,857,181)
Foreign currency translation adjustment	(428,100)
Balance, September 30, 2022	(10,361,135)
Net book value as at
September 30, 2022	23,103,671
March 31, 2022	27,285,334
In April 2022, the Company decided to defer the opening of clinics in four locations in the North American segment and, subsequently, in September 2022, the decision was made to sublease the four locations instead. The Company determined this change to the use and function of the lease space, coupled with the current unfavourable market conditions for expected sublease revenue, to be an indicator of impairment. As a result, the Company performed a quantitative impairment assessment of ROU assets based on the recoverable using a value in use methodology. The value in use of $2,665,217 was calculated based on the present value of the sublease cash flows expected from the leases over their lease terms, using a discount rate of 23%. The assessment was carried out at the respective ROU asset level since each ROU asset generates independent cash flows.
Lease obligations consist of the following:
Total
$
As at April 1, 2022	29,021,056
Payments during the period	(1,801,394)
Interest expense during the period	811,795
Foreign currency translation adjustment	2,373,730
30,405,187
Less amounts due within one year	(2,847,397)
Long-term balance	27,557,790

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
9.
LEASES (Continued)

The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at September 30, 2022:
September 30, 2022
Total
$
Less than 1 year	4,454,895
1 to 2 years	4,454,976
2 to 3 years	4,626,588
3 to 4 years	4,709,965
4 to 5 years	4,236,378
Beyond 5 years	16,110,977
38,593,779
The Company’s future cash outflows may change due to variable lease payments, renewal options and termination options.
The Company is committed for estimated additional variable (non-lease) rent payment obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	6,429,048	902,703	791,783	784,131	765,828	613,377	2,571,226
These additional (non-lease) rent payments are variable and, therefore, have not been included in the right-of-use asset or lease obligations.
Financial Guarantees
Reunion (a related party) has provided a guarantee of payment for amounts associated with 11 of the Company’s 18 leases in the event of non-payment by the Company.
The future lease payments for these non-cancellable lease contracts are detailed as per below:
	Within 1 year	1 to 5 years	After 5 years	Total
	$	$	$	$
Future lease payments	3,302,667	12,728,215	10,334,481	26,365,363

10.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at September 30, 2022	As at March 31, 2022
	$	$
Trade payables	366,644	593,849
Accrued liabilities	2,030,037	3,455,031
	2,396,681	4,048,880
As at September 30, 2022, the Company accrued an amount of $917,840 related to personnel costs (March 31, 2022 — $1,967,823) included in accounts payable and accrued liabilities.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
11.
SHARE CAPTIAL

Share Capital Issued and Fully Paid Up as at September 30, 2022
Class of Shares	Number of Shares Issued	Amount
		$
Common Shares	89,884,085	44,353,800

(i)
As part of the Arrangement, each Field Trip Health Ltd. Class A Share was exchanged for one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share, and the Field Trip Health Ltd. Class A Shares were cancelled. 50,055,011 Field Trip H&W shares were therefore distributed to Field Trip Health Ltd. shareholders on date of Arrangement.

(ii)
The amount of Reunion Neuroscience Inc’s net investment in the Company at the effective date was reclassified to share capital and deficit. The Company’s share capital amount was deducted from Reunion Neuroscience Inc ‘s net investment and the remaining $24,960,340 was recognized as deficit.

(iii)
The Company also issued 39,759,220 new shares for gross proceeds of $19,879,610 from the private placement and incurred transaction costs of $577,485 as part of the Arrangement.

(iv)
On September 27, 2022, Field Trip issued its quarterly instalment related to Jamaica Facility shares under the SPA, being a total of 43,613 shares.

(v)
During the six months ended September 30, 2022, 26,241 options were exercised for gross proceeds of $2,362.

Share Capital Reserved for Issuance
Class of Shares	As at September 30, 2022
Common Share Stock Options	4,557,970
Compensation Warrants	889,811
Jamaica Facility Shares	305,292
5,753,073
Note 1:   889,811 shares have been reserved for issuance regarding Compensation Warrants issued by Field Trip Ltd.
Note 2:   Weighted average price related to the Company is $4.70 per share issued and the warrants have a remaining life of 0.42 years
12.
SHARE-BASED PAYMENTS

Under the Stock Option Plan, Field Trip H&W may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding 10 years from the date of grant. In general, options have vested either immediately upon grant or over a period of four to 10 years.
As part of the Arrangement, option holders who are not engaged in Field Trip H&W will no longer be eligible participants under the Field Trip H&W equity compensation plan. As such, these participants’ unvested Reunion options were cancelled immediately upon closing of the Arrangement (see Note 3 for details)
As at September 30, 2022, the number of Common Shares available for issuance under the Stock Option Plan was 4,430,438.
The following is a schedule of the Field Trip H&W and Field Trip Health Ltd. options outstanding as at September 30, 2022 and March 31, 2022:

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
12.
SHARE-BASED PAYMENTS (Continued)

September 30, 2022
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2022	4,654,045	0.50 – 8.25	3.39
Stock Option Plan – Granted	618,000	1.08 – 1.33	1.14
Stock Option Plan – Forfeit	(549,106)	0.50 – 7.74	4.33
Stock Option Plan – Exercised	(26,479)	0.50	0.50
Balance, August 10, 2022	4,696,460	0.50 – 8.25	3.00
Balance, August 10, 2022 following the exchange of Field Trip options to Field Trip H&W options	4,038,086	0.09 – 1.46	0.53
Field Trip H&W Options granted to Reunion participants as part of the Arrangement	544,010	0.09 – 1.46	0.52
Field Trip H&W Stock option Plan – Cancelled following the Arrangement	(258,430)	0.09 – 1.00	0.38
Balance, August 11, 2022	4,323,666	0.09 – 1.46	0.54
Field Trip H&W Options after the Arrangement
Stock Option Plan – Granted	554,311	0.09 – 1.46	0.36
Stock Option Plan – Forfeit	(293,766)	0.09 – 1.05	0.49
Stock Option Plan – Exercised	(26,241)	0.09	0.09
Balance, September 30, 2022	4,557,970	0.09 – 1.46	0.52
March 31, 2022
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2021	4,388,303	0.50 – 8.25	2.35
Stock Option Plan – Granted	1,426,286	1.65 – 7.74	6.07
Stock Option Plan – Forfeit	(738,378)	0.50 – 8.00	3.92
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	4,654,045	0.50 – 8.25	3.39
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Weighted average of option model inputs and fair value for Field Trip and Field Trip H&W options granted during the three months ended September 30, 2022 and 2021 were as follows:
September 30, 2022
Field Trip H&W Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#	$	$	%	(years)%		$
554,311	0.36	0.36	2.78	10	140	0.35

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
12.
SHARE-BASED PAYMENTS (Continued)

Field Trip Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#	$	$	%	(years)%		$
618,000	1.14	1.14	2.86	9	100	0.88
September 30, 2021
Field Trip Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#	$	$	%	(years)%		$
1,116,786	6.21	6.21	1.32	9	103	5.32
The following table summarizes the outstanding and exercisable Field Trip and Field Trip H&W options as at September 30, 2022 and March 31, 2022:
September 30, 2022
Exercise Price Range	Field Trip H&W Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.09	1,504,577	5.5	0.09	1,035,636	0.09
0.19 – 0.29	499,184	9.7	0.20	—	—
0.34 – 0.54	945,425	8.6	0.36	254,832	0.35
0.72 – 0.91	367,187	7.8	0.82	177,328	0.82
1.00 – 1.24	826,759	7.6	1.10	319,106	1.08
1.37 – 1.46	414,838	7.5	1.43	199,924	1.44
0.09 – 1.46	4,557,970	7.3	0.52	1,986,826	0.48
March 31, 2022
Exercise Price Range	Field Trip Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	1,739,617	8.0	0.50	778,632	0.50
1.65 – 2.35	680,896	8.5	2.00	235,024	2.00
2.55 – 3.83	50,000	9.2	2.87	8,332	2.68
3.83 – 5.75	1,016,747	9.0	5.13	232,172	4.92
5.75 – 8.25	1,166,785	9.2	6.99	115,729	7.98
0.5 – 8.25	4,654,045	8.6	3.39	1,369,889	2.15
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Field Trip and Darwin Inc. executed on June 3, 2020, Field Trip is committed to issue 1,200,000 fully paid-up Field Trip Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility and manage government relations. On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Arrangement by dividing the number of shares by 0.859833560 (see Note 1 Nature of Operations — The Arrangement). As of date of the assignment, Field Trip H&W has 348,905 adjusted Jamaica Facility Shares still outstanding to be issued.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
12.
SHARE-BASED PAYMENTS (Continued)

The 348,905 Field Trip H&W Common Shares will be issued on a prorated basis quarterly, commencing on the first calendar quarter of the date of the assignment and ending on June 2024. Field Trip H&W issued one quarterly installment, being a total of 43,613 shares. As at September 30, 2022 Field Trip has 305,292 adjusted Jamaica Facility Shares still outstanding to be issued.
Summary of Stock-based Compensation
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Stock Option Plan	2,119,790	1,629,930	2,369,783	2,825,843
Jamaica Facility Shares	926	42,593	926	122,637
Stock-based compensation expense	2,120,716	1,672,523	2,370,709	2,948,480
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
General and administration	1,791,304	1,407,194	2,007,206	2,460,839
Patient service expense	227,438	172,632	257,639	264,986
Research and development	59,885	39,718	61,408	116,950
Sales and marketing	42,089	52,979	44,456	105,705
Stock-based compensation expense	2,120,716	1,672,523	2,370,709	2,948,480

13.
NET LOSS PER SHARE

For the three and six months ended September 30, 2022 and September 30, 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.
Instruments that could potentially dilute basic earnings include common share stock options, compensation warrants and shares related to Jamaica Facility Shares (Note 12).
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
Loss attributable to common shares ($)	(14,408,027)	(10,736,105)	(22,644,705)	(19,869,339)
Weighted average number of shares outstanding – basic and diluted (#)*	71,893,485	49,339,106	60,946,918	49,655,427
Loss per common share, basic and diluted ($)	(0.20)	(0.22)	(0.37)	(0.40)

*
For comparative purposes, the weighted average number of common shares for the three and six months ended September 30, 2021 are presented on a pro-forma basis to reflect the capital reorganization that occurred under the Arrangement.

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
14.
GENERAL AND ADMINISTRATION

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Personnel costs	1,836,063	2,953,552	4,043,738	5,200,583
External services	1,191,740	1,313,252	4,549,081	2,706,525
Share-based payments (Note 12)	1,791,304	1,407,194	2,007,206	2,460,839
Travel and entertainment	164,378	430,814	328,041	806,358
IT and technology	231,776	514,392	656,709	967,958
Office and general	77,160	233,007	44,122	313,870
Total general and administration	5,292,421	6,852,211	11,628,897	12,456,133

15.
OCCUPANCY COSTS

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Operating rent expense	303,771	14,823	432,497	113,173
Taxes, maintenance, insurance	4,413	62,834	15,534	67,588
Minor furniture and fixtures	13,958	405,120	33,185	645,980
Utilities and services	68,980	53,718	140,334	86,369
	391,122	536,495	621,550	913,110

16.
SALES AND MARKETING

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Brand and public relations	116,004	396,091	347,721	763,655
Conference fees	6,056	37,548	19,876	52,152
Personnel costs	71,197	166,989	166,009	308,593
Share-based payments (Note 12)	42,089	52,979	44,456	105,705
External marketing services	156,693	648,701	402,501	1,098,795
Other marketing	142,349	13,126	223,723	50,661
	534,388	1,315,434	1,204,286	2,379,561

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
17.
RESEARCH AND DEVELOPMENT

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
External services	8,936	—	8,936	—
Personnel costs	58,197	100,591	95,976	100,591
Share-based payments (Note 12)	59,885	39,718	61,408	116,950
Supplies and services	9,037	38,299	14,040	28,005
	136,055	178,608	180,360	245,546

18.
DEPRECIATION AND AMORTIZATION

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Property, plant and equipment (Note 7)	343,215	181,390	610,146	334,373
Right-of-use asset (Note 9)	509,158	625,976	1,400,220	1,054,141
Intangible assets (Note 8)	26,419	41,346	73,096	75,681
	878,792	848,712	2,083,462	1,464,195

19.
PATIENT SERVICES EXPENSE

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Personnel costs	2,611,130	1,782,203	5,004,553	3,463,792
Share-based payments (Note 12)	227,438	172,632	257,639	264,986
Supplies and services	65,507	91,652	124,506	144,217
Payment provider fees	95,357	20,026	126,683	39,143
	2,999,432	2,066,513	5,513,381	3,912,138

20.
OTHER INCOME (EXPENSE)

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Foreign exchange gain (loss)	(740,867)	404,128	1,593,083	103,063
Rental income	12,435	—	12,435	—
Government assistance	—	—	—	12,103
	(728,432)	404,128	1,605,518	115,166

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
21.
CHANGE IN NON-CASH WORKING CAPITAL

	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$
Accounts receivable	(32,112)	(237,028)
Other current assets	(287,889)	(16,226)
Other non-current assets	(16,595)	(13,132)
Accounts payable and accrued liabilities	(1,637,795)	1,381,606
Due to related party	15,995	—
Deferred revenue	214,151	87,080
Net change in non-cash working capital	(1,744,245)	1,202,300

22.
SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.
Geographic Information	North America	Jamaica	The Netherlands	Total
	$	$	$	$
Three months ended September 30, 2022
Revenue	1,713,690	—	127,014	1,840,704
Net loss	(14,290,367)	(56,087)	(61,573)	(14,408,027)
Three months ended September 30, 2021
Revenue	868,854	—	38,962	907,816
Net loss	(9,847,816)	(266,488)	(621,801)	(10,736,105)
Six months ended September 30, 2022
Revenue	3,405,632	—	259,476	3,665,108
Net loss	(21,827,298)	(165,839)	(651,568)	(22,644,705)
Six months ended September 30, 2021
Revenue	1,736,254	—	38,962	1,775,216
Net loss	(17,931,543)	(491,408)	(1,446,388)	(19,869,339)

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
23.
FINANCIAL INSTRUMENTS

Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at September 30, 2022	As at March 31, 2022
	$	$
Financial assets at amortized cost
Cash and cash equivalents	13,223,602	1,998,665
Restricted cash	717,150	776,551
Accounts receivable (excluding sales tax receivable)	663,642	500,569
Lease security deposits	725,958	678,854
Total financial assets	15,330,352	3,954,639
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	2,396,681	4,048,880
Due to related party	315,214	—
Loan payable	32,807	31,163
Total financial liabilities	2,744,702	4,080,043
Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and due to related party are all short-term in nature and, as such, their carrying values approximate fair values.
24.
DUE TO RELATED PARTY

In connection with the Arrangement, Field Trip H&W and Reunion entered into a Shared Services Agreement. Under the agreement, both parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of FTHW, including information technology (IT) infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. During the three months ended September 30, 2022, the Company provided services amounting to $15,995 which is owed from Reunion related to the above Shared Services Agreement recorded within general and administration.
In addition to the Shared Services Agreement, Reunion paid amounts to third parties on behalf of FTHW or advanced cash to FTHW. FTHW owed an amount of $3,386,295 to Reunion, of which $421,240 relates to the cash balances in the PCs, $2,879,543 relates to external services incurred for the Spinout transaction and $85,512 relates to other payments. An amount of $3,060,740 was repaid on September 27, 2022. These advances are payable on demand and non-interest bearing.
As at September 30, 2022, the amount due to Reunion Neuroscience Ltd. totaled $315,214 (March 31, 2022 — nil).